FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For July 26, 2007

Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

This Form 6-K consists of:

“Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) and UraMin Inc. (TSX: UMN; AIM: UMN) have completed their previously announced Joint Venture Agreement to form a new corporation, which has been named Niger Uranium Limited (the “Project Company”). Northwestern and UraMin are contributing, subject to the approval of the Government of Niger, a total of eight uranium concessions to Niger Uranium SA (the “Niger Company”), which is a company that is in the process of becoming wholly owned by the Project Company.

Marek J. Kreczmer, Northwestern’s President and CEO, has been appointed Managing Director and Chief Executive Officer of the Project Company. UraMin’s CEO Ian Stalker has been appointed Executive Deputy Chairman of the Project Company, while Neil Herbert, UraMin’s Finance Director, has been named non-executive director. Mr. Kreczmer and Mr. Stalker have also been appointed to the Board of Directors of the Project Company. Mr. James Mellon, a fund manager and principal shareholder of businesses managing in excess of $5 billion, has been appointed director and non-executive Chairman of the Project Company. Mr. Wayne Beach and Mr. John Lynch have been appointed as non-executive directors, each of whom was a nominee of Northwestern. Mr. Beach is a co-founder and partner in Beach, Hepburn LLP, a Toronto-based law firm specializing in securities law for the mining and energy sectors. Mr. Lynch is a businessman and a current director of Northwestern Mineral Ventures.

Pursuant to the Asset Purchase Agreement governing this arrangement, Northwestern has received a 50% equity stake consisting of 31,955,000 shares in the Project Company and a cash payment of C$4,800,000. Northwestern also receives a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from its Irhazer and In Gall concessions, which are the two properties being contributed by Northwestern to the Niger Company’s portfolio. UraMin is contributing the balance of six uranium properties to the Niger Company as well as a cash payment of US$15,000,000 and holds a 50% equity stake consisting of 31,955,000 shares in the Project Company. UraMin also receives a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from the six properties it is contributing to the joint venture.

For further details on the Joint Venture as well as its property interests, please refer to the press releases of Northwestern dated July 18, 2007, June 27, 2007 and June 4, 2007, each available on SEDAR at www.sedar.com.

Due to other work commitments, Mr. Neil Herbert will not serve as CFO of the Project Company as was stated in press releases issued by Northwestern and UraMin on June 4, 2007.

Joint Venture Property Portfolio

Northwestern and UraMin are contributing to the Joint Venture Company a total of eight uranium properties — known as Irhazer, In Gall, Kamas 1 to 4, and Dabala 3 and 4 — covering a total of 1,673,644 acres (6,773 square kilometers).

Irhazer and In Gall have returned uranium values ranging from 0.22% U3O8 to 1.0% U3O8 from five surface rock samples collected from outcrops, as reported in a Northwestern Mineral Ventures press release on May 29, 2007, available on SEDAR at www.sedar.com. These samples were submitted for re-analysis after they exceeded the detection limits of uranium tests routinely used to analyze samples from Niger. Producing mines and deposits in Niger typically grade from 0.1% to 0.42% U3O8, with the highest grades being mined at greater depths.

Kamas 1 to 4 and Dabala 3 and 4 are adjacent and situated along the proven Arlit fault, north of a successful uranium-producing mine.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: July 26, 2007